Exhibit 14a

CODE OF CONDUCT

U.S.B. HOLDING CO., INC. including all of its wholly owned subsidiaries (collectively the “Company”), recognizing the responsibility arising from their operations, reaffirms through this Code of Conduct (the “Code”) the Company policy against unlawful or improper business conduct, wherever it conducts business or wherever its products are sold or services are rendered.

STATEMENT OF CORE VALUES AND PRINCIPLES

The Board of Directors and Employees (as used herein, such term includes Officers) of the Company are committed to the following standards and principals in the conduct of the Company's business:

1.	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.
Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with or submits to the Securities and Exchange Commission, New York Stock Exchange and Bank regulatory agencies and in other public communications made by the Company;

3.	Compliance with applicable governmental laws, rules and regulations;

4.	The prompt internal reporting of violations of our Corporate Code of Ethics or the Code or other applicable policies to an appropriate person or persons identified in such policies; and

5.	Responsibility and accountability for adherence to the Code.

All Employees and members of the Board of Directors of the Company shall conduct the business of the Company honestly and fairly in keeping with applicable laws and existing policies of the Company. Each Employee of the Company shall always demonstrate respect and integrity toward the Company and fellow Employees, as well as all individuals who transact business with the Company and shall, at all times, avoid conflicts of interest or even the appearance of a conflict of interest.

In furtherance of the foregoing standards and principles, we support and require adherence to the following:

I.
Employees and Directors must comply with standards and principles of the Code in all business dealings and with each other. Employees and Directors must consider their actions in light of how they might be interpreted by others and whether they are acting appropriately and performing in the best overall interests of the Company. Compliance with the spirit as well as the letter of the Code is a fundamental requirement.

II.
Implementation of the standards and principles contained herein is a primary objective of  the management of the Company. The Corporate Officers and the Board of Directors of the Company shall have overall responsibility for adopting and implementing same.

III.	The following rules provide the framework and guidance for implementation of the Code:

Conflicts of Interest

Business decisions and business judgment must be exercised without impairment because of conflicting interest. A “conflict of interest” occurs when an individual’s private interest interferes in any way - or even appears to interfere - with the interests of the Company as a whole. A conflict situation can arise when an Employee or Director takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an Employee or Director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Employee and Director conflicts of interests are prohibited. Such conflicts of interest or potential conflicts of interest must be identified and addressed appropriately. Employees are subject to specific guidelines set forth in Corporate Code of Ethics, with respect to gifts and entertainment presented and received, personal fiduciary appointments, acceptance of bequests, outside employment and other affiliations and the holding of political office. Employees and Directors are required to disclose conflicts or potential conflicts of interest in the exercise of their duties. Such conflicts or potential conflicts should be disclosed to an immediate Supervisor, General Counsel or Compliance Officer. Business or personal relationships with customers, suppliers and other Employees must be disclosed and reviewed. Senior Management must review any potential conflict and determine if the particular circumstances are acceptable or take appropriate action to ensure such conflict does not influence or affect business decisions, transactions, or other dealings.

To avoid the appearance of a conflict of interest between a Company or Bank Employee and any entity or person engaged in the supply of goods or services used by our operations, the following rules will apply:

a) Advance written approval by Chief Executive Officer is required before a “related party relationship”, as herein defined, can be established.

b) A “related party relationship” is presumed to exist when an Employee, relative of an Employee (a spouse, child, pa rent, sibling, grandparent, grandchild, aunt, uncle or corresponding in-law or “step” relation), or any person(s) occupying the same household as an Employee has a direct or indirect ownership interest in any entity transacting business with the Company or the Bank. These conditions also apply to such entity which employs a relative of a Company or Bank Employee or any person(s) occupying the same household as that Employee.

c) If a related party relationship exists and advance written approval from the Chief Executive Officer has been obtained, then three independent bids must be obtained before a relationship is established in which expenditures will be in excess of $1,000.

The above rule is applicable to a singular or recurring transactions or an aggregate of transactions with the same party.

In addition, all dealings with customers, prospects, suppliers and competitors must be conducted in accordance with law and on terms that are fair and in the best interests of the Company. Decisions relating to placement of the Company's business with current or prospective customers and suppliers must be based solely on business considerations. Employees and Directors must not allow personal relationships with current or prospective customers or suppliers to influence business decisions. Each Employee who conducts Company business with customers and who approves and/or can influence customer transactions must read and must adhere to the Company's Related Party Policy set forth in the Corporate Code of Ethics and Business Conduct Policy and Procedures.

Corporate Opportunities

No Employee or Director may, for themselves or for the benefit of any other person, take advantage of information obtained in the course of their duties or employment for personal benefit or gain. Employees and Directors may not take for themselves personally opportunities, or derive personal benefit or gain, learned in the course of employment or through the use of Company property, information or position. Employees and Directors are not permitted to compete with the Company or engage in any activity that is adverse to the Company's interest, directly or indirectly. All Employees, Officers and Directors must comply with the Company's Insider Trading Policy. The use of inside information or material information not yet disclosed to the public for purposes of trading in the Company's stock or other publicly traded securities is strictly prohibited. In addition, the use of material information not yet disclosed to the public regarding customers obtained in the course of providing service to customers or otherwise for purposes of trading in such customer’s securities is strictly prohibited.  Under applicable law, persons who possess material non-public information may not use same to “tip” any person. Reference should be made to the Company's Insider Trading Policy or questions may be directed to the Company's Insider Trading Officer. Employees and Directors must advance the Company’s legitimate interest when the opportunity to do so arises.

Company Confidentiality

The Company is committed to ensuring the confidentiality and integrity of all forms of data and information entrusted to it. It is the duty of each Director and Employee to respect, and not improperly divulge, privileged or confidential information, to refrain from using information obtained in the conduct of business at the Company for personal or business advantages, and to refrain from disclosing information obtained from the conduct of the Company's affairs to outside persons or entities except as authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

Corporate Books and Records

All books and records must be accurate, in accordance with established accounting and record- keeping procedures and sound accounting controls. Periodic reports submitted to the Securities and Exchange Commission, New York Stock Exchange, other regulators, management, and the public must reflect full, fair, accurate, timely and understandable disclosure of the Company's financial information.

Dealings with Our Customers and with Each Other

It is the Company's policy to treat people fairly and with respect. All Employees and Directors must deal with current and prospective customers, suppliers, competitors, visitors and other Employees fairly and without any discrimination because of race, color, creed, religion, sex, national origin, ancestry, citizenship status, age, marital status, sexual orientation, physical or mental disability, veteran status, liability for service in the Armed Forces of the United States or any other classification prohibited by applicable law. Managers must create an environment free of harassment, discrimination or intimidation. Managers and other Employees who violate laws and Company policies requiring fairness and respectful treatment of others are subject to consequences which may include disciplinary action, up to and including termination of employment. Any Employee or Director who believes that he or she has been the subject of harassment or discrimination or who believes that an act of harassment or discrimination has occurred with respect to any Employee or Director, is encouraged to report the perceived violation. Employees and Directors should not take unfair advantage or anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Protection and Proper Use of Company Assets

The Company's success requires a commitment on the part of all of its Employees and Directors to the proper allocation and use of its assets. The Company's assets include, but are not limited to, financial assets (loans, cash, investments and other assets that are financial in nature), equipment, supplies, real estate, tools, inventory, funds, computer systems and equipment, computer software, computer data, vehicles, records or reports, non-public information, intellectual property or other sensitive information or materials and telephone, voice or e-mail communications, as well as the Company's funds in any form. Employees and Directors each have a duty to protect the Company's assets from loss, damage, misuse, theft or sabotage. Employees and Directors each must also ensure the efficient use of the Company's assets. The Company's assets are to be used for legitimate business purposes only. Management must approve any use of the Company's assets or services that are not solely for the Company's benefit.

Employees and Directors must protect the Company's assets in whatever ways are appropriate to maintain their value to the Company. Employees and Directors must take care to use facilities, furnishings and equipment properly and to avoid abusive, careless or inappropriate behavior that may destroy, waste or cause the deterioration or loss of Company property.

Compliance with the Laws, Rules and Regulations

Employees and Directors of the Company must comply with all applicable laws, rules and regulations. At all times, Employees and Directors must respond to specific inquiries of the Company's independent public accounting firm. Employees have responsibility to comply with the laws and regulations applicable to the Company. The Company conducts ongoing training to ensure that all Employees are familiar with these laws and regulations and understand their responsibility for promoting compliance.

Reporting Violations of this Code or Illegal or Unethical Conduct

Questions related to the Code or the Policy and Procedures may be discussed with an Employee's Department Head, the Director of Human Resources, the Chief Internal Auditor, the Chief Compliance Officer or the General Counsel. Violation of Company policies relating to the conduct of its business or its ethical standards contained in the Code and related policy and procedures is subject to disciplinary action, up to and including, dismissal from employment or in the case of Directors, directorship at the Company.

Employees are encouraged to talk to their Department Head, the Director of Human Resources, the Chief Internal Auditor, the Chief Compliance Officer or the General Counsel when in doubt about the best course of action in a particular situation. If an Employee or Director becomes aware of an actual or possible violation of this Code or any unethical or illegal behavior, then the Employee or Director should report such information to an immediate Supervisor, General Counsel or Compliance Officer or file a complaint pursuant to the Company's Policy and Procedures without fear of retaliation.

Such reports or complaints will be treated as confidential. The designated person named in the appropriate Company Policy will investigate matters reported and determine if remedial actions and/or notification to regulators or law enforcement is appropriate. Retaliation of any kind against any Employee or Director who makes a good faith report of an observed or suspected violation of the Code or any law, regulation or Company policy is prohibited.

Waivers of the Code of Business Conduct and Ethics

All Employees and Directors should be aware that the Company generally will not grant such waivers and will make an exception only when good cause is shown for doing so. Any request for a waiver of any standard in this Code may be granted only by the Chief Executive Officer with notice to General Counsel and the Board of Directors. Waivers involving any of the Company's Executive Officers, Senior Financial Officers or Directors may be made only by the Board of Directors of the Company or a designated Committee of the Board and all waivers granted to Executive Officers, Senior Financial Officers and Directors will be promptly disclosed to shareholders and publicly disclosed in accordance with applicable law. Any failure by the Company to take action within a reasonable period of time regarding a material departure from this Code by a Director, Executive Officer or Senior Financial Officer will be deemed an implicit waiver and must also be publicly disclosed.

This Code is further implemented by the Corporate Code of Ethics and Business Conduct Policy and Procedures (policy and Procedures) which is provided to all Employees and the Company Directors. The Company also distributes a copy of the Policy and Procedures annually to each Employee and Director. Department Heads must review the Policy and Procedures annually with their staff members. The Policy and Procedures is also included in the materials given to new Employees by the Human Resources Division. All Officers and all other Employees are required to annually certify that they have read, understand and comply with the Code and the Policy and Procedures.

In addition to this Code, the Company has also established a Corporate Code specific to the Financial Officers and the Chief Executive Officer which is available on our website.

Re-approved by the Board of Directors: February 17, 2007